SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: March 28, 2005

SUPERCOM LTD.

Millennium Bldg.
3 Tidhar Street, P.O.B. 2094
Raanana 43665 Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐        No ☒

On March 24, 2005, SuperCom Ltd. entered into a termination agreement with Intercomsoft Limited with respect to the Sales Agreement between the parties (relating to the Moldova National Documentation Project), from which the Company has derived revenues of $1,554,684, $1,184,364 and $1,609,708 during the fiscal years ended December 31, 2002, 2003 and 2004, respectively. Under the terms of the termination agreement, SuperCom will supply equipment, consumables, and software directly to the Moldovan government. As a result of the termination, the Company does not anticipate any significant changes in its revenues.

This Form 6-K contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although SuperCom believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. SuperCom undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        SUPERCOM LTD.

                        By:

                        /s/ Eyal Tuchman
                        Eyal Tuchman
                        Chief Financial Officer

                        Date: March 28, 2005